UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Burkhardt, Daniel A.
   13630 Sturbridge


   Town & Country, MO  63131
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     8,863.6030     D  Direct
Common Stock                                  10/01/01    A        97.7880       A  $14.3167                    I  by Dir. Def. Comp
Common Stock                                  10/22/01    A        135.1690      A  $13.3167                    I  by Dir. Def. Comp
Common Stock                                  10/29/01    A        70.7550       A  $14.1333     8,494.2760     I  by Dir. Def. Comp

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $11.8438                                                                                04/18/10
(right to buy)
Non-Qualified Stock Option     $11.9375                                                                                03/01/10
(right to buy)
Non-Qualified Stock Option     $14.2600                                                                                03/01/11
(right to buy)
Non-Qualified Stock Option     $15.6250                                                                                03/01/09
(right to buy)
Non-Qualified Stock Option     $15.9520                                                                                03/02/08
(right to buy)
Non-Qualified Stock Option     $17.1430                                                                                05/01/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   3,000.0000                3,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,050.0000                1,050.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,050.0000                1,050.0000    D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Sherry L. Abbott
    For: Daniel A. Burkhardt
DATE 11/01/01